Trust for Credit Unions
4400 Computer Drive
Westborough, MA 01581
July 14, 2011
VIA EDGAR
Office of Registration and Reports
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions File No. 811-05407
Ladies and Gentlemen:
On behalf of Trust for Credit Unions (the “Trust”), enclosed for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) are the following documents:
1.	Copies of Riders 5 and 6 to the Financial Institution Investment Company Asset Protection Bond No. 82126678 of the Trust, which was previously filed via EDGAR on April 20, 2011 (Accession No. 0000950123-11-037190) (the “Fidelity Bond”) that reflect (i) deleting endorsement No. 3 in its entirety and (ii) amending the automatic increase in limits endorsement.

2.	A copy of the resolutions adopted at the Meeting of the Board of Trustees of the Trust held on March 25, 2011, at which a majority of the Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, authorized and approved the form and amount of the Bond.
The premium of $3,125 was paid for the Bond period commencing on April 15, 2011 and ending on April 15, 2012.
Should you have any questions, please contact the undersigned at (202) 223-3920.
Sincerely,

/s/ Jay Johnson
Jay Johnson
Treasurer

cc:      Mary Jo Reilly (Drinker Biddle & Reath LLP)

FEDERAL INSURANCE COMPANY
Endorsement No.: 5
Bond Number: 82126678
NAME OF ASSURED: TRUST FOR CREDIT UNIONS
DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 3 in its entirety.
This Endorsement applies to loss discovered after 12:01 a.m. on April 15, 2011.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 23, 2011	By
Authorized Representative

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: April 15, 2011	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 6

To be attached to and form a part of Bond No. 82126678

Issued to: TRUST FOR CREDIT UNIONS
AMENDED AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), due to:
(i) the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii) an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.
Any such newly created Investment Company shall be included as an ASSURED effective on the date of such creation.
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

RESOLUTIONS FROM THE MINUTES OF THE MEETING OF
THE BOARD OF TRUSTEES HELD ON MARCH 25, 2011
Trust for Credit Unions
(the “Trust”)

WHEREAS,	it is hereby determined by the Board of Trustees of the Trust, that a Fidelity Bond naming the Trust as an insured (the “Fidelity Bond”), is in the best interests of the Trust; now, therefore, be it

RESOLVED,	that the form, terms and provisions of the Fidelity Bond issued by Federal Insurance Company (Bond No. 82126678), for the period commencing April 15, 2011 and ending April 15, 2012 with a limit of liability of $1,250,000 and an annual premium of $3,125, in substantially the form presented at this meeting, be, and it hereby is, approved; and

FURTHER RESOLVED,	that pursuant to Rule 17g-1(h) under the 1940 Act, the Secretary or Assistant Secretary of the Trust is hereby designated as the officer who is authorized and directed to make the filing with the SEC and give the notices required by Rule 17g-1(g); and

FURTHER RESOLVED,	that the officers of the Trust be, and each of them hereby is, authorized to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary and appropriate to implement the foregoing resolutions, including increasing or decreasing the coverage of the Fidelity Bond, to assure compliance with these resolutions and said Rule 17g-1.